CENTAUR MUTUAL FUNDS TRUST

475 Park Avenue South, 9th Floor

New York, NY 10016

April 19, 2024

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Attn: Mr. Jeffrey W. Long

Re:	Responses to Staff’s Comments for Centaur Mutual Funds Trust (the “Trust”) (File Nos. 811-21606 / 333-117597)

Dear Mr. Long:

On April 3, 2024 you provided comments relating to the Sarbanes-Oxley review by the staff of the Securities and Exchange Commission of various Trust filings for the fiscal year ended October 31, 2023. This letter responds to those comments. For your convenience and reference, set forth below is a summary of your comments in italics, and the Trust’s response below each such comment.

1.	Comment: The Auditor’s Internal Control Report filed as an exhibit to the Trust’s Form N-CEN for the fiscal year ended October 31, 2023 referenced only the Copley Fund. Please file an amended Form N-CEN to include an Internal Control Report for the other two funds in the Trust.

Response: As requested, the Trust has filed an amended Form N-CEN to include an Internal Control Report for the DCM/INNOVA High Equity Income Innovation Fund and the Lebenthal Ultra Short Tax-Free Income Fund. The Amended Form N-CEN was filed on April 17, 2024 (Accession No. 0001752724-24-082851).

2.	Comment: In the Form N-CEN for the fiscal year ended October 31, 2023, Item B.23 is marked “NO”. The October 31, 2023 financial statements for the DCM/INNOVA High Equity Income Innovation Fund show a return of capital distribution during the fiscal year. Should Item B.23 have been marked “YES”? If so, please confirm that the Fund met the notice requirements of Section 19(a) of the Investment Company Act of 1940, and Rule 19a-1 thereunder.

Response: The Trust confirms that Item B.23 was marked correctly. The amount

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presented in the October 31, 2023 financial statements was the result of a tax adjustment related to the underlying equities held by the fund.

3.	Comment: The October 31, 2023 Statement of Assets and Liabilities for the DCM/INNOVA High Equity Income Innovation Fund shows a large amount labeled “Tax reclaims receivable”. Please provide information regarding the country or countries to which these reclaims relate and how the Fund monitors the collectability of the receivable. On a going-forward basis, if there are tax reclaims, please discuss the related accounting policies and expenses associated with collecting such tax reclaims in the Notes to the Financial Statements.

Response: The tax reclaims receivable included in the October 31, 2023 financial statements for the DCM/INNOVA High Equity Income Innovation Fund relates to the following countries:

Germany

France

Spain

Canada

Norway

Sweden

Finland

Switzerland

Japan

The Trust’s fund accounting agent performs regular reconciliations with the Trust’s custodian, assesses the collectability of each reclaim and makes adjustments as needed. The Trust’s accounting policies and expenses associated with collecting such tax reclaims will be discussed in the Notes to the Financial Statements in the future, as applicable.

Thank you for your comments. Please contact me at (513) 869-4300 if there are any questions regarding the responses contained in this letter, or if you require additional information.

Sincerely,

/s/ Carol J. Highsmith

Carol J. Highsmith

Secretary

cc:       Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton

Skyler D. Shields, Esq. at Kilpatrick Townsend & Stockton

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